U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ----------------------

                                SCHEDULE 14F-1/A

                   Under the Securities Exchange Act of 1934

                              Aegir Ventures, INC.
       (Exact name of registrant as specified in its corporate charter)

                                   000-50141
                           (Commission File Number)

                                   Delaware
                           (State of Incorporation)

                                     none
                     (I.R.S. Employer Identification No.)

            Tianzhu Export Processing Zone, Shunyi District
                            Beijing, China 101312
                   (Address of principal executive offices)

                               (86-10)8041-1315
             (Registrant's telephone number, including area code)


                           Aegir Ventures, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER


CHANGES IN CONTROL

   On April 12, 2004, Bio-Bridge Science (Cayman) Corporation acquired 2,240,000 shares from T. Chong Weng for a total consideration of forty thousands dollars (US$40,000). Bio-Bridge used working capital funds to purchase the shares. At that time, Bio-Bridge Science (Cayman) Corporation became the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended. Simultaneously with this transaction, T. Chong Weng resigned as an officer and director and appointed Mingjin Yu to the Board and which appointment is effective ten (10)days after mailing of this Information Statement. Mingjin Yu was appointed as President and Secretary and Treasurer of the Company.


DIRECTOR AND EXECUTIVE OFFICER

   The following table sets forth the name and age of the incoming director and executive officer of the Company, the principal office and position with the Company held by each person. Such person will become a director or executive officer of the Company effective 10 days after the mailing of this
Information Statement.   The executive officer of the Company is elected
annually by the Board. The director serves one year terms until her successors are elected. The executive officer serves terms of one year or until her, resignation or removal by the Board. Unless described below, there is no other officer or director being elected.

NAME                  POSITION
-----------------     -----------------------------------------------
Mingjin Yu            President, Secretary, Treasurer and Director

Ms. Mingjin Yu, 36 years of age, is a Chinese businesswoman, holder of Chinese Passport. She does not hold any positions in any listed public company. Ms. Yu has been a director, shareholder and President of Bio-Bridge Science (Cayman) Corporation since May of 2002. From July of 2000 to May of 2002, Ms. Yu was the Chairman of Beijing Oriental Huaying Radiology Technology Ltd. Previouly, Ms. Yu worked at Ministry of Education in He Nan Province in China for six years in various technical positions. Ms. Yu graduated with a bachelor degree from He Nan University in China.




                                     SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  April 27, 2004                        Aegir Ventures, INC.


                                              By: /s/ Mingjin Yu
                                              ---------------------------------
                                              Mingjin Yu
                                              Director, President